December 18, 2025

Rhonda Hellums
Chief Financial Officer
Silence Therapeutics plc
12 Hammersmith Road
London, W14 8TH
United Kingdom

       Re: Silence Therapeutics plc
           Form 10-K fo the fiscal year ended December 31, 2024
           File No. 001-39487
Dear Rhonda Hellums:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K fo the fiscal year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations
Research and Development Expenses, page 82

1. You disclose on page 79 that you have not historically tracked research and development expenses on a program-by-program basis for your preclinical product candidates. Please provide revised disclosure to be included in future filings to break out clinical research and development expense by program. If you do not track clinical costs by program, revise to disclose that fact and explain the reason.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 18, 2025
Page 2

       Please contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences